FIRST AMENDING AGREEMENT

THIS FIRST AMENDING AGREEMENT is made effective as of November 20, 2006.

AMONG:

HARVEST OPERATIONS CORP.
as Borrower

- and -

CANADIAN IMPERIAL BANK OF COMMERCE,
as Administrative Agent

- and -

THOSE FINANCIAL INSTITUTIONS WHICH ARE PARTIES TO THIS AGREEMENT
as Lenders

WHEREAS the Borrower, the Agent and the Lenders are parties to the Credit Agreement; and

WHEREAS the parties hereto have agreed to make certain amendments to the Credit Agreement as hereinafter set forth.

NOW THEREFORE the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

(a) In this Agreement and the recitals hereto, unless something in the subject matter or the context is inconsistent thereto:

(i) "**Agreement**"" means this first amending agreement, as amended, modified, supplemented or restated from time to time; and

(ii) "**Credit Agreement**" means the amended and restated credit agreement made as of October 19, 2006 among the Borrower, the Lenders and the Agent.

(b) All capitalized terms used but not otherwise defined herein shall have the same meanings given to them in the Credit Agreement.

1.2 Headings

The headings and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 References

Except where the context otherwise requires, the words **"hereto"**, **"herein"**, **"hereunder"**, **"herewith"** and similar expressions and the term **"Agreement"** mean and refer to this First Amending Agreement.

ARTICLE 2
AMENDMENTS

2.1 Amendments to Mandatory Repayment Provisions

Section 2.4(a) is amended by deleting the last paragraph thereof and replacing same with the following:

> "Notwithstanding paragraphs (i) and (ii) above and provided that no Default or Event of Default has occurred and is continuing, the first $100,000,000 of net proceeds of the types referred to in paragraphs (i) and (ii) above which are received by the Borrower or any other Harvest Party after repayment in full of all Senior Unsecured Obligations may be retained by such Harvest Party for general corporate purposes and shall not be required to be applied to make prepayments of the Principal Amount of the Bridge Facility."

ARTICLE 3
CONDITIONS PRECEDENT

3.1 Conditions Precedent

As conditions precedent to this Agreement becoming effective, the Borrower shall deliver or cause to be delivered to the Agent the following:

(a) an executed copy of this Agreement; and

(b) executed confirmations of all outstanding Affiliate Guarantee and Subordination Agreements in the form annexed to the signature pages hereof.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties

The Borrower represents and warrants as follows to the Agent and to each of the Lenders and acknowledges and confirms that the Agent and each of the Lenders is relying upon such representations and warranties:

(a) **Status**. The Borrower is a corporation duly amalgamated and validly existing under the laws of the Province of Alberta.

(b) **Authority**. The Borrower has full corporate power and capacity to enter into and perform its obligations under this Agreement.

(c) **Valid Authorization**. The Borrower has taken all necessary corporate action to authorize the creation, execution and delivery of, and performance of its obligations under, this Agreement and this Agreement has been duly executed and delivered in accordance with such corporate action.

(d) **Validity and Enforceability**. This Agreement, and the Credit Agreement as amended by this Agreement, constitute valid and legally binding obligations of the Borrower and are enforceable against it in accordance with their respective terms, subject only to applicable bankruptcy, insolvency and other laws of general application limiting the enforceability of creditors' rights, and to general principles of equity, including the fact that specific performance is an equitable remedy, available only in the discretion of the court.

(e) **No Violation, Breach, Conflict etc**. The execution and delivery of this Agreement, and its terms does not conflict with or contravene or constitute a default or create any encumbrance under:

(i) the constating documents or by-laws of the Borrower or any resolutions passed by the directors of the Borrower;

(ii) the Material Contracts, or any other agreement or document to which any Harvest Party is a party or by which any Harvest Party's property is bound, and which is material to the Harvest Parties taken as a whole; or

(iii) any applicable law

(f) **No Default**. No Default or Event of Default has occurred or is continuing.

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by the Agent, the Lenders or Lenders' counsel. Such representations and warranties shall survive until the Credit Agreement has been terminated.

ARTICLE 5
MISCELLANEOUS

5.1 Ratification

Except as amended pursuant to the terms hereof, the Credit Agreement and all other Documents are hereby ratified and confirmed as being in full force and effect.

5.2 Whole Agreement

The Credit Agreement, as amended by this Agreement, together with the other Documents, constitute the whole and entire agreement between the parties and cancels and supersedes any prior agreements, undertakings, declarations and representations, written or verbal, in respect of the subject matter of the Credit Agreement, as amended by this Agreement, and the other Documents.

5.3 Further Assurances

Each of the Borrower, the Agent and the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

5.4 Governing Law

The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.

5.5 Time of the Essence

Time shall be of the essence of this Agreement.

5.6 Counterpart Execution

This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

THIS AGREEMENT has been executed effective the date first written.

HARVEST OPERATIONS CORP., as Borrower

Per: ______________________
Name:
Title:

Per: ______________________
Name: Robert W. Fotheringham
Title: Vice President, Finance & Chief Financial Officer

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent and as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

ROYAL BANK OF CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:

BANK OF MONTREAL, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THIS AGREEMENT has been executed effective the date first written.

HARVEST OPERATIONS CORP., as Borrower

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent and as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________
Name: Loretta Palandri
Title: Vice President & Director Corporate Credit

Per: ______________________
Name: Glen Cameron
Title: Associate

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

ROYAL BANK OF CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:

BANK OF MONTREAL, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THIS AGREEMENT has been executed effective the date first written.

HARVEST OPERATIONS CORP., as Borrower

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent and as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

ROYAL BANK OF CANADA, as Lender

Per: ______________________
Name: L.M.A. D'ALEO
Title: Authorized Signatory

Per: ______________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:

BANK OF MONTREAL, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THIS AGREEMENT has been executed effective the date first written.

HARVEST OPERATIONS CORP., as Borrower

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

ROYAL BANK OF CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ______________________
Name: NELSON LAM
Title: VICE PRESIDENT

Per: ______________________
Name:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent and as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

BANK OF MONTREAL, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THIS AGREEMENT has been executed effective the date first written.

HARVEST OPERATIONS CORP., as Borrower

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent and as Lender

Per: ______________________________
Name: Chris Perks
Title: Executive Director

Per: ______________________________
Name: David J. Swain
Title: Managing Director

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

ROYAL BANK OF CANADA, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:

BANK OF MONTREAL, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

THIS AGREEMENT has been executed effective the date first written.

HARVEST OPERATIONS CORP., as Borrower

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent and as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________________
Name: Andrew Kellock
Title: Associate Director

Per: ______________________________
Name: Dan W. Lindquist
Title: Director

ROYAL BANK OF CANADA, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:

BANK OF MONTREAL, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

THIS AGREEMENT has been executed effective the date first written.

HARVEST OPERATIONS CORP., as Borrower

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent and as Lender

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

ROYAL BANK OF CANADA, as Lender

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: [signature]
Name: Doug Ruzicki
Title: Senior Manager, Corporate Banking

Per: [signature]
Name: Greg Steidl
Title: Manager, Corporate Banking

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:

BANK OF MONTREAL, as Lender

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

THIS AGREEMENT has been executed effective the date first written.

HARVEST OPERATIONS CORP., as Borrower

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent and as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

ROYAL BANK OF CANADA, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:

BANK OF MONTREAL, as Lender

Per: ______________________________
Name: Philip D. Lunn
Title: Managing Director

Per: ______________________________
Name: Katherine Anne Wytrykush
Title: Associate

DEUTSCHE BANK AG, CANADA BRANCH, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

UNION BANK OF CALIFORNIA, as Revolving Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

FORTIS CAPITAL (CANADA) LTD., as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

WESTLB AG, TORONTO BRANCH, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

DEUTSCHE BANK AG, CANADA BRANCH, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

UNION BANK OF CALIFORNIA, as Revolving Lender

Per: ______________________________
Name: James G. Chepyha
Title: Vice President

Per: ______________________________
Name:
Title:

FORTIS CAPITAL (CANADA) LTD., as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

WESTLB AG, TORONTO BRANCH, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

DEUTSCHE BANK AG, CANADA BRANCH, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

UNION BANK OF CALIFORNIA, as Revolving Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

FORTIS CAPITAL (CANADA) LTD., as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, as Lender

Per: ______________________
Name: Pierre Lambert
Title: Manager

Per: ______________________
Name: Diane C. Favreau
Title: Vice-President

WESTLB AG, TORONTO BRANCH, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

DEUTSCHE BANK AG, CANADA BRANCH, as Lender

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ____________________________
Name: GREG GANNETT
Title: DIRECTOR

Per: ____________________________
Name: QUYEN QUACH
Title: ANALYST

UNION BANK OF CALIFORNIA, as Revolving Lender

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

FORTIS CAPITAL (CANADA) LTD., as Lender

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, as Lender

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

WESTLB AG, TORONTO BRANCH, as Lender

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

DEUTSCHE BANK AG, CANADA BRANCH, as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

UNION BANK OF CALIFORNIA, as Revolving Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

FORTIS CAPITAL (CANADA) LTD., as Lender

Per: ____________________
Name: Darrell Holley
Title: Managing Director

Per: ____________________
Name: Doug Clark
Title: Senior Vice President

WESTLB AG, TORONTO BRANCH, as Lender

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

DEUTSCHE BANK AG, CANADA BRANCH, as Lender

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

UNION BANK OF CALIFORNIA, as Revolving Lender

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, as Lender

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

FORTIS CAPITAL (CANADA) LTD., as Lender

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

WESTLB AG, TORONTO BRANCH, as Lender

Per: ____________________________
Name: Alik A. Kassner
Title: Executive Directcor

Per: ____________________________
Name: Robert L. Dyck
Title: Director

CONFIRMATION OF GUARANTEES

For good and valuable consideration (the receipt and sufficiency of which is hereby conclusively acknowledged), each of the undersigned hereby (a) consents to the amendments and supplements contained in the First Amending Agreement and (b) confirms and agrees that the Affiliate Guarantee and Subordination Agreement to which it is a party is and shall remain in full force and effect in all respects notwithstanding the First Amending Agreement and the amendments and supplements therein contained and shall continue to exist and apply to all of the Obligations of the Borrower, including, without limitation, the Obligations of the Borrower under, pursuant to or relating to the Credit Agreement as amended by the First Amending Agreement. This Confirmation is in addition to and shall not limit, derogate from or otherwise affect the provisions of the Affiliate Guarantee and Subordination Agreements including, without limitation, Article 5 thereof.

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement as amended by the First Amending Agreement.

VALIANT TRUST COMPANY, in its capacity as trustee of HARVEST ENERGY TRUST, by its Administrator, HARVEST OPERATIONS CORP.

Per: R Fotheringham
Name: Bob Fotheringham
Title: Vice President, Finance and Chief Financial Officer

HARVEST OPERATIONS CORP., in its capacity as managing partner of REDEARTH PARTNERSHIP

Per: R Fotheringham
Name: Bob Fotheringham
Title: Vice President, Finance and Chief Financial Officer

1115650 ALBERTA LTD., in its capacity as trustee of HARVEST BREEZE TRUST NO. 2, in its capacity as managing partner of BREEZE RESOURCES PARTNERSHIP

Per: R Fotheringham
Name: Bob Fotheringham
Title: Vice President, Finance

1115650 ALBERTA LTD., in its capacity as trustee of HARVEST BREEZE TRUST NO. 2, in its capacity as managing partner of HAY RIVER PARTNERSHIP

Per: R Fotheringham
Name: Bob Fotheringham
Title: Vice President, Finance

1115638 ALBERTA LTD., in its capacity as trustee of HARVEST BREEZE TRUST NO. 1

Per: R Fotheringham
Name: Bob Fotheringham
Title: Vice President, Finance

1115650 ALBERTA LTD., in its capacity as trustee of HARVEST BREEZE TRUST NO. 2

Per: R Fotheringham
Name: Bob Fotheringham
Title: Vice President, Finance

NORTH ATLANTIC REFINING LIMITED

Per: [signature]
Name: Bob Fotheringham
Title: Vice President, Finance

NORTH ATLANTIC REFINING LIMITED, in its capacity as General Partner of NORTH ATLANTIC REFINING LIMITED PARTNERSHIP

Per: [signature]
Name: Bob Fotheringham
Title: Vice President, Finance

HARVEST REFINING GENERAL PARTNERSHIP

Per: [signature]
Name: Bob Fotheringham
Title: Representative

HARVEST BEL INC.

Per: [signature]
Name: Bob Fotheringham
Title: Vice President, Finance

HARVEST OPERATIONS CORP., in its capacity as trustee of CALPINE NATURAL GAS TRUST

Per: [signature]
Name: Bob Fotheringham
Title: Vice President, Finance and Chief Financial Officer

HARVEST OPERATIONS CORP., in its capacity as trustee of VIKING ENERGY ROYALTY TRUST

Per: [signature]
Name: Bob Fotheringham
Title: Vice President, Finance and Chief Financial Officer

1115650 ALBERTA LTD.

Per: [signature]
Name: Bob Fotheringham
Title: Vice President, Finance

1115638 ALBERTA LTD.

Per: [signature]
Name: Bob Fotheringham
Title: Vice President, Finance